UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chickasaw Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6075 Poplar Ave; Suite 720
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Geoffrey Mavar	901-537-1866	gmavar@chickasawcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Frazee Ivy Davis, PLC
(Name – if individual, state last, first, and middle name)

5100 Poplar Ave	Memphis	TN	38137
(Address)	(City)	(State)	(Zip Code)

12/12/2006	2877
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Geoffrey P. Mavar _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chickasaw Securities, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

Signature: _____

Title: _____
Principal

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CHICKASAW SECURITIES, LLC

(A Wholly-Owned Subsidiary of Chickasaw Capital Management, LLC)

Financial Statements and Schedules

December 31, 2023

CHICKASAW SECURITIES, LLC
(A Wholly-Owned Subsidiary of Chickasaw Capital Management, LLC)

Table of Contents   *December 31, 2023*



Report of Independent Registered Public Accounting Firm

To the Member
Chickasaw Securities, LLC
Memphis, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chickasaw Securities, LLC, a wholly-owned subsidiary of Chickasaw Capital Management, LLC, as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chickasaw Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Chickasaw Securities, LLC's management. Our responsibility is to express an opinion on Chickasaw Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Chickasaw Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall

presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 11 through 14 has been subjected to audit procedures performed in conjunction with the audit of Chickasaw Securities, LLC's financial statements. The supplemental information is the responsibility of Chickasaw Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frazee Ivy Davis PLC

We have served as Chickasaw Securities, LLC's auditor since 2004.
Memphis, Tennessee
February 23, 2024

Statement of Financial Condition   *December 31, 2023*

ASSETS

Cash and cash equivalents	$ 176,749
Non-allowable receivable from affiliate	153,684
Receivable from clearing organization	5,694
Total assets	$ 336,127

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 136
	136
Member's equity	335,991
Total liabilities and member's equity	$ 336,127

Statement of Operations   *For the Year Ended December 31, 2023*

Commission revenues		
Brokerage commissions	$	83,657
Distribution fees		46,916
Affiliate service agreement		2,976
Other revenues		9,076
		142,625
Expenses		
Brokerage and clearing costs		92,952
Professional fees		18,750
Other selling, general and administrative expenses		60,849
		172,551
Net loss	$	(29,926)

Statement of Changes in Member's Equity   *For the Year Ended December 31, 2023*

Member's equity at December 31, 2022	$	290,917
Net loss		(29,926)
Capital Contribution		75,000
Member's equity at December 31, 2023	$	335,991

Statement of Cash Flows		*For the Year Ended December 31, 2023*

Cash flows from operating activities		
Net loss	$	(29,926)
Adjustments to reconcile net loss to net cash used in operations		
Changes in operating assets and liabilities		
Receivable from clearing organization		1,464
Nonallowable receivable from affiliate		(14,977)
Accounts payable		74
Net cash used in operating activities		(43,365)
Cash flows from financing activities		
Capital Contribution		75,000
Net cash provided by financing activities		75,000
Net Increase in Cash		31,635
Cash and cash equivalents at beginning of year		145,114
Cash and cash equivalents at end of year	$	176,749

Supplemental Cash Flow Information

Cash paid for interest	$	-

Note 1 – Organization and Nature of Business

Chickasaw Securities, LLC (the "Company") is a limited liability company formed on October 1, 2003 under Delaware law. The Company is a fully disclosed broker-dealer of investment securities with operations beginning on March 1, 2004. Primarily, the Company is a retail broker, and serves individual and institutional clients in a multi-state area. Since the Company is a fully disclosed broker-dealer, all of its transactions are cleared through a clearing firm. The Company is a wholly-owned subsidiary of Chickasaw Capital Management, LLC.

Note 2 – Summary of Significant Accounting Policies

Net Capital Requirements

Pursuant to the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital of $50,000 as defined in the rules and regulations. The rule prohibits a broker-dealer from allowing its aggregate indebtedness to exceed fifteen times its net capital. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds ten times its net capital as defined under the rule. At December 31, 2023, the Company had net capital of $182,307 after all required deductions and a ratio of aggregate indebtedness to net capital of 0.0007 to 1 at December 31, 2023.

Clearing Arrangement

All customer accounts, other than certain mutual funds, are carried with National Financial Services, LLC (NFS), a member of the New York Stock Exchange. The Company's commissions are collected by NFS, as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company on a monthly basis, in the month following the date of the transactions.

Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

Cash Equivalents

Cash equivalents include short term, highly liquid investments having original maturities of three months or less that are both readily convertible to known amounts of cash or are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

Note 2 – Summary of Significant Accounting Policies (continued)

Deposits with Clearing Organization

Included in cash and cash equivalents is a special deposit account that NFS requires the Company to maintain on deposit with a minimum of $100,000 in cash or equivalent. This deposit is maintained in a separate account. At December 31, 2023, the balance in this special deposit account amounted to $114,208.

Income Taxes

The Company is included in the consolidated federal partnership return of income of Chickasaw Capital Management, LLC, and is not subject, as an entity, to the payment of federal income taxes. The Company does file a separate Tennessee Franchise and Excise Tax Return and is subject to Tennessee franchise and excise taxes.

The Company recognizes the tax benefits of uncertain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years (2020 – 2022), or expected to be taken in the Company's 2023 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal and Tennessee State; however the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Note 3 – Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers consists entirely of commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods on Fidelity money market funds.

Note 4 – Related Party Transactions

The Company has a service agreement with its parent, Chickasaw Capital Management, LLC (CCM), whereby CCM provides administrative, office and management services for the Company. In exchange for these services, the Company pays a monthly service fee of $1,000 to CCM plus 90% of the monthly net operating income of the Company as defined by the agreement. Historically, the monthly service fee calculation can result in a balance due from CCM when the Company incurs a loss for a particular month. The balance due from CCM is applied against service fees incurred in future periods. Beginning in December of 2023, the Company changed their policy so that no monthly service fee can result in a balance due from CCM when the Company incurs a loss for a particular month. However, the balance due from CCM as of November 30, 2023, can still be applied against service fees incurred in future periods.

Service fee expense/(income) for the year ended December 31, 2023 amounted to ($2,976). In addition, the Company had a balance due from CCM of $153,684 as of December 31, 2023. The balance due is considered a nonallowable asset for purposes of the net capital calculation.

Additionally, during the year CCM made a capital contribution to the Company of $75,000.

Note 5 – Receivables, Contract Assets, and Contract Liabilities

The opening and closing balances of receivables consisted of the following:

	January 1, 2023	December 31, 2023
Accounts receivable		
Receivable from Clearing Organization	$ 7,158	$ 5,694
Total accounts receivable	$ 7,158	$ 5,694

The receivable from clearing organization as of January 1, 2023 was collected in 2023. Management anticipates the receivable from clearing organization as of December 31, 2023 will be collected during 2024.

Note 6 – Commitments and Contingencies

The Company executes securities transactions on behalf of its customers. If a customer or counterparty fails to perform, the Company may be required to satisfy the obligation of the nonperforming party which may result in a loss. The Company does not expect nonperformance by customers or counterparties.

Broker-dealers operate in a heavily regulated environment and are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. The reviews can result in the

imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business or certain business activities. Regulatory agencies and self-regulatory organizations may also institute investigations into industry practices, which can result in the imposition of sanctions as well.

The Company is not aware of any claims against it as of December 31, 2023 and has not recognized any commitments, loss contingencies or guarantees as financial statement liabilities, reductions of net worth in its net capital computation, or as components of aggregate indebtedness as of December 31, 2023.

Note 7 – Subsequent Events

The Company has evaluated subsequent events through February 23, 2024, the date the financial statements were available to be issued. There were no subsequent events that need disclosure.

Computation of Net Capital Under Rule 15(c)3-1(a)(1)
Under the Securities Exchange Act of 1934   *December 31, 2023*

Total capital per financial statements	$ 335,991
Deductions:	
Nonallowable assets:	
Receivable from Affiliate	(153,684)
Net capital before haircuts	182,307
Haircuts	-
Net capital	$ 182,307
Computation of Basic Net Capital Requirement	
Aggregate indebtedness	$ 136
Net capital requirement	$ 50,000
Net capital in excess of minimum requirement	$ 132,307
Aggregate indebtedness to net capital	0.0007 to 1

Reconciliation of Net Capital Computation   *December 31, 2023*

Net capital as reported on unaudited FOCUS report at December 31*	$	182,307
Audit adjustments to increase (decrease) net capital None		-
Net capital - audited	$	182,307

* There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2023.

Computation for Determination of Reserve Requirements
  Under Rule 15c3-3 (exemption)   *December 31, 2023*

Chickasaw Securities, LLC is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Information for Possession or Control Requirements
  Under Rule 15c3-3 (exemption) *December 31, 2023*

Chickasaw Securities, LLC is exempt from Rule 15c3-3 as it relates to Possession and Control requirements according to the provision of Rule 15c3-3(k)(2)(ii).



<u>Report of Independent Registered Public Accounting Firm</u>

To the Member
Chickasaw Securities, LLC
Memphis, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which Chickasaw Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Chickasaw Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Chickasaw Securities, LLC stated that Chickasaw Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Chickasaw Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Specifically, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chickasaw Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frazee Ivy Davis PLC

Memphis, Tennessee
February 23, 2024

⊛ CHICKASAW SECURITIES



February 23, 2024

Chickasaw Securities LLC's Exemption Report

Chickasaw Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2) (ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Chickasaw Securities, LLC

I, Geoffrey Mavar, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Principal
February 23, 2024